April 3, 2008

George A. Barrios
Chief Financial Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

      Re: World Wrestling Entertainment, Inc.
                Form 10-K: For the year ended December 31, 2007
                File No.: 0-27639

Dear Mr. Barrios:

      We have reviewed the above referenced filing and have the following comment. We ask you to revise future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the year ended December 31, 2007

Consolidated Financial Statements

Note 5: Investments, page F-12

Please explain to us the basis for your belief that, as of February 22, 2008, your auction rate securities were not impaired. If part of your support is that a decline in fair value below the amortized cost basis of the securities was judged to be temporary, explain to us how you made this determination. In addition, tell us whether any of the assumptions underlying this initial belief have subsequently changed. As part of your response, identify the components of your auction rate securities. And finally, you may wish to consider guidance contained in an illustrative letter, available on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm, as you prepare disclosure related to your auction rate securities in future filings.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief